July 12, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Jennifer Angelini

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sylvamo Corporation

Amendment No. 1 to the Draft Registration Statement on Form 10

Submitted June 15, 2021

CIK No. 0001856485

Dear Ms. Angelini:

This letter sets forth the responses of Sylvamo Corporation (the “Registrant”) to the comments contained in your letter, dated June 24, 2021, relating to Amendment No. 1 to the Draft Registration Statement on Form 10, confidentially submitted by the Registrant on June 15, 2021 (as amended, the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially today, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2. All references herein to page numbers correspond to the page numbers in Amendment No. 2.

Amendment No. 1 to the Draft Registration Statement on Form 10

Summary Historical Financial Data, page 29

1.	We note you present a non-GAAP financial measure that you identify as Operating Cash Flow Conversion. Please address the following:

•	Revise the title of the measure you present or explain why you believe it is appropriate, in this regard, we note the measure is not calculated using operating cash flows as defined by GAAP; and

J. Angelini	2	July 12, 2021

•	Present the most directly comparable GAAP measure with great prominence here and on pages 15 and 113.

The Registrant has revised the title of its non-GAAP financial measure to Adjusted EBITDA Conversion in response to the Staff’s comment. The Registrant has also provided a reconciliation from Cash Provided by Operating Activities to Adjusted EBITDA Conversion on page 30. In addition, the Registrant has presented Cash Provided by Operating Activities Conversion, which is the most directly comparable GAAP measure, with equal prominence on pages 15 and 116.

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Statements, page 80

2.

In regard to adjustments (l), you indicate that the pro forma income tax expense adjustments reflect a blended statutory tax rate of 24.3% based on statutory rates by jurisdiction; however, we note your pro forma income tax adjustments result in an income tax benefit of $11 million on income before income taxes of $37 million for the year ended December 31, 2020. Please help us understand why you believe the pro forma income tax benefit you recorded is reasonable and appropriate.

The Registrant has revised note (l) to the unaudited pro forma combined financial statements on page 88 to provide additional clarification regarding the pro forma income tax benefit and the resulting effective tax rate.

General

3.

According to the Cross-Reference Sheet Between the Items of Form 10 and the Information Statement, a number of sections of the Information Statement are not included in the Form 10. Please revise to specifically incorporate by reference the following sections:

•	The Distribution (in its entirety)
•	Capitalization
•

Shares Available for Future Sale (to the extent information specific to your shares is not otherwise incorporated by reference, including the number of outstanding shares following the distribution, whether they will trade free of restrictions, and the number of restricted shares affiliates may sell)

•	Where You Can Find More Information

The Registrant has updated the Cross-Reference Sheet Between the Items of Form 10 and the Information Statement to specifically incorporate by reference the sections noted in the Staff’s comment.

*        *        *

J. Angelini	3	July 12, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6301 or Peter J. Loughran at (212) 909-6375.

Best Regards,

/s/ Eric T. Juergens
Eric T. Juergens

cc:	Jay Ingram

Anne Mcconnell

Ernest Greene

U.S. Securities and Exchange Commission

Alan Haguewood

International Paper Company

Matthew Barron

Sylvamo Corporation

Enclosures